Exhibit 99.2

Sale of Shares of Sonim Technologies, Inc.

Preliminary Summary of Terms and Conditions

January 10, 2025

The following is a summary of the preliminary terms and conditions (“Term Sheet”) for a proposed sale of shares of common stock of Sonim Technologies, Inc. (“Sonim”) owned by AJP Holding Company, LLC. to Orbic North America LLC, or an affiliated entity (the “Transaction”). This Term Sheet is not intended to be a definitive agreement on all the terms of the Transaction, and such terms and any obligation of the parties with respect to the Transaction are subject to the completion of business, financial and legal due diligence and the negotiation and execution of the definitive documents for the Transaction. Notwithstanding anything to the contrary herein, the parties acknowledge and agree that their respective agreements set forth below under the headings “Expiration”, “Exclusivity” and “Governing Law” are intended to be, and are, binding and enforceable agreements of the parties with respect to the matters set forth therein and shall survive the termination or expiration of this Term Sheet.

Company:	Sonim Technologies, Inc. (NASDAQ:SONM) (the “Company”).

Seller::	AJP Holding Company LLC, a limited liability company with an office at 829 Peach Avenue, Sunnyvale, CA 94087 (the “Seller”).

Purchaser:	Orbic North America LLC, or an entity to be designated by it (the “Purchaser”) with an address at 555 Wireless Blvd., Hauppauge, NY 11788

Closing Date:	Targeted to occur within two weeks after execution of this Term Sheet.

Terms:	Seller will sell and Purchaser will purchase an aggregate of 973,173 shares of common stock of the Company (the “Shares”) owned by Seller at an aggregate purchase price of $4.21 which is equal to the Market Price of the shares of common stock of the Company, plus a 30% premium (the “Purchase Price”). The Market Price is defined as the average closing price of the Company’s Common Stock on the Nasdaq Stock Market (“Nasdaq”) for the five (5) trading days preceding the date hereof. The Shares represent 50% of the shares of common stock of the Company that are owned by the Seller. The 973,172 balance of the shares of common stock of the Company owned by the Seller are referred to as the “Remaining Shares”. The Purchase Price shall be paid as follows: (i) $200,000 on the date of signing of the definitive purchase agreement as a non-refundable deposit to the Purchase Price; and (ii) the balance to be paid within six months of the closing of the Transaction (the “Closing”). The Purchaser will pledge the Shares to the Seller as security for the payment of the Purchase Price pursuant to a stock pledge agreement.

Arrangements with respect To Remaining Shares:	(i) The Seller agrees to sign a voting agreement with the Purchaser whereby the Seller agrees to vote the Remaining Shares as directed by the Purchaser in any meeting of the Company’s shareholders whereby a vote of all shareholders entitled to vote is held or in connection with actions to be taken by written consent.

(ii) The Purchaser shall have the right to purchase (the “Option”) 50% of the Remaining Shares (the “Option Shares”) at any time during the three year period following the Closing (the “Option Period”). The Exercise Price of the Option shall be equal to the greater of (i) a 40% premium to the Market Price, or (ii) the then Market Price, if exercised in Year one of the Option Period. The Exercise Price shall be equal to the greater of (i) a 35% premium to the Market Price, or (ii) the then Market Price, if exercised in Year two of the Option Period. The Exercise Price shall be equal to the greater of (i) a 30% premium to the Market Price, or (ii) the then Market Price, if exercised in Year 3 of the Option Period. The Exercise Price shall be payable 60 days following the closing of such exercise.

(iii) During the Option Period, the Seller shall not have the right to sell any of the Option Shares. From the Closing until six months following the expiration of the Option Period, in the event the Seller desires to sell or otherwise dispose of any of the Remaining Shares that are not the Option Shares (the “Retained Shares”), the Purchaser shall have a right of first refusal to purchase the Retained Shares at a price equal to the lesser of the price agreed to with the third party or a 30% premium to the then Market Price.

(iv) The Purchaser agrees to pay to the Seller in cash an amount of money representing the difference between the price per share paid in the Transaction and the market price of the Company’s common stock three years from the date of the definitive agreement (the “Guarantee Date”) multiplied by 1.3 multiplied by the number of Remaining Shares (the “Guarantee Price”) not being purchased by Purchaser pursuant to (ii) above. For illustration purposes, if the Company’s common stock has a Market Price of $3.00 per share on the date of the Transaction (which would result in a Purchase Price of $3.90 per share) and has a Market Price of $2.90 per share on the Guarantee Date, the Buyer shall be obligated to pay to the Seller an aggregate of {$973,172} which is equal to $1.00 multiplied by the number of Remaining Shares. This obligation which shall be referred to as the Guarantee Payment shall be a personal obligation of Mike Narula and shall be paid within five (5) business days of the Guarantee Date. Even in the event that the Seller does not pay for the Shares in six months from the date of the Transaction and the Shares are returned to the Seller, the Purchaser’s obligation to pay the Guarantee Payment shall remain as a binding obligation. The payment of the Guarantee Payment shall not give any ownership of the Remaining Shares to Purchaser that are not acquired pursuant to an exercise of the Option.

Board Seat:	At the request of Purchaser, Jeffrey Wang shall resign as a member of the Board of Directors of the Company (the “Board”) and he shall recommend to the Board that it fill the vacancy created thereby with a nominee designated by Purchaser.

Mutually Exclusive Sourcing Agreement	Purchaser will recommend to the Board that the Company enter into a Sourcing Agreement with Seller’s designated company which shall provide that Sonim will source all of its products from Seller’s designated company at agreed upon prices and Seller’s designated company will be the exclusive designer of Sonim’s products to Sonim (i.e., the Company will only utilize such designated company for such design services and such designated company shall not provide design services for any entity other than the Company) until January 21, 2028.

Certain Documentation	The definitive documents shall include a stock purchase agreement, a voting agreement and an option agreement which shall contain usual and customary provisions for transactions of this type, including, but without limitation, representations and warranties, affirmative covenants, negative covenants and events of default.

Governing Law:	This Term Sheet shall be governed by, and construed in accordance with, the internal laws of the State of New York (without regard to conflicts of law principles). The parties hereby irrevocably consent to the exclusive jurisdiction of any New York state or United States federal court sitting in New York County, New York over any action or proceeding arising out of or relating to this Term Sheet. The Seller and the Purchaser each irrevocably agree to waive all rights to trial by jury in any such action or proceeding. The parties agree to the exclusive venue in the State of New York.

Exclusivity:	For the time period ending 60 days following the date this Term Sheet is executed and delivered by the parties hereto, the Seller agrees not to, directly or indirectly, offer to sell, negotiate to sell, sell, purchase or lend any of the Shares or the Remaining Shares to any third party or otherwise engage in any discussions with any third party with regard to a Transaction. Promptly upon the execution and delivery of this Term Sheet, the Seller will cease any ongoing negotiations with any persons other than the Purchaser with respect to the Shares and the Remaining Shares. The Parties will not disclose the terms of this Term Sheet to any person other than their own affiliates and affiliated persons without the written consent of the other Party except as required by law or requested by a governmental authority or self-regulatory organization and except that, promptly following the execution of this Term Sheet, the parties will make a press release with regard to the Transaction, which press release shall be subject to the approval of both parties.

Expiration:	This Term Sheet shall expire 5 days following the date first listed above unless first executed and delivered by the parties.

(Signature page follows)

IN WITNESS WHEREOF, the Parties hereto have executed this Term Sheet as of the 10th day of January 2025.

SELLER:

AJP HOLDING COMPANY, LLC

By:	/s/ Jeffrey Wang
Name:	Jeffrey Wang
Title:	Manager

BUYER:

ORBIC NORTH AMERICA LLC

By:	/s/ Ashima Narula
Name:	Ashima Narula
Title:	Manager

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